

Mail Stop 3233

January 26, 2017

Via E-mail
Mark A. Solls
Executive Vice President and Chief Legal Officer
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, TX 75201

> **Re: Invitation Homes Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 23, 2017**
> **File No. 333-215452**

Dear Mr. Solls:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2017 letter.

Unaudited Pro Forma Financial Information, page 62

1. We note the revisions made in response to comment 5; however, we are unable to trace the amounts included in adjustment J to the components identified in the related footnote. Please revise to provide additional transparency as to how those components tie into the adjustments reflected in the pro forma balance sheet. Specifically, please provide reconciliation between the gross proceeds expected to be received and the net cash reflected in this adjustment.

2. We note the revisions made in response to prior comment 10. Please address the following with respect to the transactions reflected in adjustment K:

- Please revise your disclosure throughout to clarify how you determined the number of shares that will be issued for the conversion of Incentive Units and the payment of bonuses.

- Based on review of your financial statements for the period ended September 30, 2016, it appears that incentive units outstanding as of that date had an aggregate value of approximately $159,000. Based on your disclosure related to adjustment K, it appears that these units will convert into shares with an aggregate value of approximately $1.1 million. Please provide us with an explanation for the apparent increase in value. Particularly, explain the reasons for the increase in value (if any) from the issuance date to the IPO date for incentive units issued during the nine month period ended September 30, 2016.

- Please revise your disclosure to provide a reconciliation of the $22.5 million in compensation expense expected to be recorded on the date of the offering. The revised disclosure should provide the compensation expense expected to be recorded for (a) the conversion of Incentive Units into shares of common stock (b) the initial compensation expense incurred upon the bonus payment under the supplemental bonus plan and (c) the payment of Bonus Awards in January 2017.

- Tell us whether you have accrued any portion of the bonus payment under the supplemental bonus plan as of September 30, 2016 and the basis for your conclusions.

- It appears that you expect to continue to recognize expense related to your supplemental bonus plan for a 24 month period following your offering. Please revise your pro forma financial statements accordingly.

3. Please revise adjustment N to provide the information necessary for a reader to understand how the amounts disclosed were calculated, including any material assumptions.

4. We note the revision made to adjustment N in response to comment 6. It appears that you have determined that none of the interest rate swap transactions are directly attributable to the transactions reflected in your pro forma financial statements. Please clarify for us whether any of the swaps were entered into in contemplation of the term loan reflected in adjustment B.

Exhibits

Exhibit 5.1

5. Please update paragraphs 5 and 6 of your opinion when the Company obtains stockholder approval and files relevant corporate documents. In this regard, these assumptions currently appear overly broad and assume material facts underlying your opinion that the

securities will be legally issued. In the alternative, please provide analysis for counsel's belief that the assumptions are necessary and appropriate.

Exhibit 8.1

6. Please confirm that the Officer's Certificate is limited to factual matters.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me, at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie, Esq.